**PTI SECURITIES & FUTURES L.P.
AND SUBSIDIARY**

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES**
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT

December 31, 2022
CONFIDENTIAL

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SEC FILE NUMBER
8-44412

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PTI Securities & Futures L.P. and Subsidiary

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

411 South Wells Street STE 900
(No. and Street)

Chicago	IL	60607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Danial J. Haugh	312-663-3052	dan@ptisecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP - Certified Public Accountants
(Name – if individual, state last, first, and middle name)

141 W Jackson	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

3/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. Haugh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PTI Securities & Futures L.P. and Subsidiary, as of 12/31, 2 22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
GREGG M RZEPCZYNSKI
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 06/30/2026

Signature: [signature]

Title: President

[signature] 2/23/2023
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: Independent Auditors Report on Internal Controls

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of PTI Securities & Futures L.P. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PTI Securities & Futures L.P. and Subsidiary (the Partnership) as of December 31, 2022, the related statements of operations, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the Partnership's auditor since 1999.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and pursuant to Regulation 1.10 under the CEAct. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2023

PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY

Statement of Financial Condition

December 31, 2022

Assets

Cash	$	246
Receivable from broker-dealers		100,000
Commissions receivable		11,706
Receivable from affiliates		9,445
	$	121,397

Liabilities and Partners' Capital

Liabilities

Accounts payable and accrued expenses	$	29,288
Deferred revenue		21,008
Subordinated Loan		125,000
		175,296

Partners' capital

General partner		(27,097)
Limited partners		(26,802)
		(53,899)
	$	121,397

See accompanying notes.

PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY

Statement of Operations

Year Ended December 31, 2022

Revenues		
Commissions	$	259,987
Retention Bonus		22,848
Investment Advisor Fees		36,990
Other Income		19,500
Interest		15,322
	$	354,647
Expenses		
Employee compensation and benefits	$	142,641
Commissions		79,537
Occupancy		41,208
Communications and quotations		25,446
Professional fees		22,351
Regulatory fees		6,800
Subordinated Loan Interest		7,500
Other expenses		7,500
	$	332,983
Net Income	$	21,664

See accompanying notes.

PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY

Statement of Changes in Partners' Capital

Year Ended December 31, 2022

	General Partner		Limited Partners		Total	
Balance, January 1, 2022	$	(33,129)	$	(42,434)	$	(75,563)
Capital Addition		0		0		0
Net Income		6,032		15,632		21,664
Balance, December 31, 2022	$	(27,097)	$	(26,802)	$	(53,899)

See accompanying notes.

PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY

Statement of Cash Flows

Year Ended December 31, 2022

Cash flow from operating activities

Net income	$ 21,664
Adjustments to reconcile net income to net cash	
Used in operating activities:	
(Increase) decrease in operating assets:	
Commissions receivable	1,028
Receivable from affiliates	1,588
Increase (decrease)in operating liabilities:	
Accounts payable and accrued expenses	(112,631)
Deferred Revenue	(22,848)
Net cash used in operating activities	(111,199)

Net decrease in cash	(111,199)
Cash, beginning of year	111,445
Cash, end of year	$ 246
Cash Paid for Interest	$ 7,500

Supplemental non-cash financing activities:

Subordinated Loan – retirement	($125,000)
Subordinated Loan – reissuance	$125,000

See accompanying notes.

PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY

Statement of Chages in Liabilities
Subordinated to the Claims of General Creditors

Year Ended December 31, 2022

Balance at December 31, 2021	$ 125,000
Increases	$ 125,000
Decreases	$ (125,000)
Balance at December 31. 2022	$ 125,000

See accompanying notes.

PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY

Notes to Financial Statements

December 31, 2022

---

1. **Organization and Business**

   PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY (the "Partnership") was formed on December 11, 1991, pursuant to the Revised Uniform Limited Partnership Act of the State of Illinois. The Partnership is a single class limited partnership. The Partnership is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Partnership is also registered with the Commodity Futures Trading Commission as a non-guaranteed Introducing Broker and is a member of the National Futures Association. The Partnership solicits and accepts orders to buy or sell equity transactions and futures contracts or options on futures while not accepting or holding customer margin deposits. These assets are held by the respective clearing broker.

   The Partnership's general partner shall have exclusive authority to manage, conduct, administer and control the Partnership's business.

   PTI Securities & Futures L.P. has one wholly owned subsidiary, Wells Streeet Advisors, which is a Registered Investment Advisor (RIA) registered with the State of Illinois. Curently, Wells Street Advisors manages funds as a sub-advisor for a Chicago based RIA.

2. **Summary of Significant Accounting Policies**

   The Partnership's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

   Principals of Consolidation
   The consolidated financial statements include the accounts of PTI Securities & Futures L.P. and Wells Street Advisors, (collectively, the "Partnership"). All significant inter-company balances have been eliminated.

   Revenue Recognition
   Commission revenue and related expenses on futures and futures options contracts are recorded on a "half-turn" basis, which is the date when the futures contracts are opened or closed and when futures options contracts are purchased or sold. Commission revenue and related expenses on transactions cleared through Interactive Brokers are recorded on a trade date basis. Commission revenue and related expenses on transactions cleared through RBC Capital Markets are recorded on a settlement basis, and this has not changed from the prior year and Management determined this does not have a material effect on these statements.

   The Partnership recognized revenue in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contracts with Customers, effective January 1, 2018. There were

___

2. Summary of Significant Accounting Policies continued

no material changes in its revenue recognition policies and no material impact on the financial statements as a result of the new standard. Revenue recognition for Wells Street Advisors investment advisor fees are recognized in the month that they are earned.

Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
The Partnership is a limited partnership with all taxable income or loss recorded in the income tax returns of the partners. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

In accordance with U.S. GAAP, the Partnership is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for the years before 2019. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2022.

3. Financial Instruments Credit Losses

In June 2016 the FASB issued ASU 2016-13 *Financial Instruments – Credit Losses* (Topic 326) ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to the expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount, and will be generally recognized earlier than under current standards. The standard is effective for the Partnership for fiscal years beginning after December 15, 2019. The standard does not have a material impact on the Partnership's consolidated financial statements.

4. **Financial Instrument Valuation**

Accounting Standards Codification 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership.

Unobservable inputs reflects the Partnership's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes is categorized into three levels based on the best information available in the circumstances.

- Level 1 Valuation is based on quoted prices in active markets for identical assets or liabilities as the reporting date.

- Level 2 Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.
- Level 3 Valuation is based on unobservable inputs for value of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wade variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that the valuation is based on models or inputs that are less unobservable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for investments

4. Financial Instrument Valuation continued

categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At December 31, 2022 the Partnership held no Level 1, Level 2 or Level 3 investments.

5. Clearing Agreements

The Partnership has entered into fully disclosed clearing agreements with RBC Capital Markets ("RBC") and Interactive Brokers LLC ("IB").

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing brokers on a fully disclosed basis. The Partnership's agreement by it's clearing brokers provide that as clearing brokers, the firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "ACT"). They also perform all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Partnership is a member.

6. Guarantees

Accounting Standards Codification 460 ("ASC 460"), Guarantees, requires the Partnership to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

<u>Other Guarantees</u>
Customer transactions are introduced to and cleared through the Partnership's brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Partnership is required to guarantee the performance of its customers in meeting contracted

6. **Guarantees continued**

obligations. In conjunction with the broker, the Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Partnership could be required to make under these guarantees cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

7. **Credit Risk**

Commissions receivable and receivable from broker-dealers represent a concentration of credit risk and amounted to $110,066 with one of the Partnership's clearing brokers as of December 31, 2022. The Partnership does not anticipate nonperformance by its customers or brokers. In addition, the Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

8. **Related Party Transactions**

As of December 31, 2022 there was $9,445 of receivables from affiliated companies. This amount represents $8,750 from NKH Inc. and $695 from Haugh Inc. of expenses that were paid by the Partnership on behalf of these affiliated companies. As of December 31, 2022 there was also a payable to the president of the Partnership totaling $13,100 and a payable to the Chief Executive Officer of $13,100 which were included in the accounts payable and accrued expenses on the statement of financial condition. The Partnership also had a $125,000 subordinated loan with one of the limited partners (see note 12).

9. **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness (superseded by the NFA minimum of $45,000). At December 31, 2022 the Partnership had net capital of $81,319, which was $36,319 in excess of the required minimum net capital. The Partnership's net capital ratio (aggregate indebtedness to net capital) was .618 to 1. The Partnership is also subject to the net capital rules of the NFA. The Partnership is required to maintain a minimum net capital under the NFA rules of $45,000. Under these rules, the Partnership had excess net capital of $36,319.

10. **Uncertainty – Going Concern**

As was highlighted in the previous year's financial statements, during December 2016 PTI signed an agreement to extend the clearing agreement with RBC Capital Markets and received a signing bonus. The Partnership was required to account for this bonus as a liability to be amortized over the life of this contract extension and this treatment resulted in the Partnership being placed into a negative equity position as of the date of that agreement. For the year ended December 31, 2022, despite the gain of $21,664 for the calendar year 2022, the Partnership remains in a negative equity position of ($53,899) as of December 31. 2022. Although the Partnership is in compliance with the net capital rule (see note 9), regulatory authorities are rather arbitrary with negative equity situations and may require the Partnership to contribute additional capital if the firm was to experience losses for any significant period of time.

11. **Subsequent Events**

The Partnership's management has evaluated all events and transactions through February 23, 2023, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Partnership's financial statements.

12. **Subordinated Loan**

On March 5, 2020, the Partnership entered into a subordinated loan agreement with one of the Partners in the amount of $125,000. This loan was retired and reissued in May of 2022 for an additional three years and now matures May 25, 2025 and carries an annual interest rate of 6%. Interest paid on this subordinated loan during the calendar year 2022 was $7,500.

Pursuant to the terms of the agreement, the note renews for one year upon maturity, unless notified otherwise in andvance by the note holder. Notification by the note holder not to renew must be made thirteen months in advance of a maturity date. At December 31, 2022 the balance was $125,000 and is included on the statement of financial condition.

The subordinated borrowing is covered by an agreement approved by FINRA and the NFA thus available in computing net capital. Under certain circumstances and with prior permission from FINRA and the NFA, the Partnership may, at its option, make a payment of all or any portion of the principal amount prior to the maturity date at any time subsequent to one year from the effective date of the agreement.

13. **Lease Commitment**

The Partnership conducts its operations in leased office facilities and annual rentals are charged to current operations. Rent expense for the year ended December 31, 2022 totaled approximately $41,208, and is included in occupancy on the statement of operations.

13. **Lease Commitment contnued**

The Partnership also sublets office space to a third party on a month to month basis. Sublet income earned for the year ended December 31, 2022 totaled approximately $19,500 and is included in other income on the Statement of Operations.

In June 2022, the Partnership signed a lease extension until May 31, 2023 and as of December 31, 2022 remaining lease obligations until lease termination were $14,095.

The Partnership recognizes leases in accordance wth Financial Accounting Standards Codification ("FASB ASC") Topic 842, Leases. This guidance requires public business entities to recognize a right-of-use asset and a lease liability in the statement of financial condition. The Partnership has elected an exemption to this guidance for its short term office lease of less than twelve months and recognizes the lease payment on a straight-line basis over the remaiing life. Management believes the impact of Topic 842 and the election of the exemption has no material impact on its financial statements.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY** as of **December 31, 2022**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - item 1800)			$ (53,899)	[3480]
2.	Deduct Ownership equity not allowable for net capital				[3490]
3.	Total ownership equity qualified for net capital			$ (53,899	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			125,000	[3520]
	B. Other (deductions) or allowable credits (List)			21,008	[3525]
5.	Total capital and allowable subordinated liabilities			$ 92,109	[3530]
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (See detail below)	$ 10,790	[3540]		
	1. Additional charges for customers' and non-customers' security accounts.		[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts.		[3560]		
	B. Aged fail-to-deliver		[3570]		
	1. Number of items ______ [3450]				
	C. Aged short security differences-less reserved of ______ [3470]		[3580]		
	number of items ______ [3470]				
	D. Secured demand note deficiency		[3590]		
	E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]		
	F. Other deductions and/or charges		[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)		[3615]		
	H. Total deduction and/or charges.			$ (10,790)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net Capital before haircuts on securities positions			$81,319	[3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and Investment securities				
	1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
	2. U.S. and Canadian government obligations		[3690]		
	3. State and municipal government obligations		[3700]		
	4. Corporate obligations		[3710]		
	5. Stocks and warrants		[3720]		
	6. Options		[3730]		
	7. Arbitrage		[3732]		
	8. Other securities		[3734]		
	D. Undue concentration		[3650]		
	E. Other (Money Market)		[3736]	$ -	[3710]
10.	Net Capital			$ 81,319	[3750]
				OMIT PENNIES	

Non-Allowable Assets (line 6.A):

Receivable from affiliates	$	9,445
Cash	$	66
Commission Receivable		1,279
	$	10,790

Note: **There are no material differences between the audited computation of net capital and the Partnership's unaudited FOCUS report as filed.**

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY	as of **December 31, 2022**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) .... $ 3,353 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A) .... $ 45,000 [3758]

13. Net capital requirement (greater of line 11 or 12) .... $ 45,000 [3760]

14. Excess net capital (line 10 less 13) .... $ 36,319 [3770]

15. Net capital less greater of 10% of line 19 or 120% of line 12 .... $ 27,319 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition ... $ 50,296 [3790]

17. Add:
    A. Drafts for immediate credit... [3800]
    B. Fair value of securities borrowed for which no equivalent value is paid or credited .... [3810]
    C. Other unrecorded amounts (List) .... [3820] ... [3830]

18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)). ... [3838]

19. Total aggregate indebtedness .... $ 50,296 [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) .... 61.85% [3850]

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) ... 0 [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiary debits .... [3870]

23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A).. [3880]

24. Net capital requirement (greater of line 22 or 23)... [3760]

25. Excess net capital (line 10 less 24) .... [3910]

26. Percentage of Net Capital to Aggregate Debits (line 10 - by line 17 page 8) .... [3851]

27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8) .... [3854]

28. Net capital in excess of: the greater of: A. 5% of combined aggregate debit items or $120,000 ... [3920]

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)................ [3860]

30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital.. [3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternate method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the fair values of memberships in exchanges contributed for use of Partnership (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

Note: There are no material differences between the audited computation of net capital and the Partnership's unaudited FOCUS report as filed

PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2022

The Partnership did not handle any customer cash or securities during the year ended December 31, 2022 and does not have any customer accounts. The Partnership is exempt from the provisions of the rule15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii). Accordingly, there are no items to report under the requirements of this rule.

PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2022

The Partnership did not handle any customer cash or securities during the year ended December 31, 2022 and does not have any customer accounts. The Partnership is exempt from the provisions of the rule15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii). Accordingly, there are no items to report under the requirements of this rule.

NAME OF PARTNERSHIP	EMPLOYER ID NO:	NFA ID NO:
PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY	36-3797795	0244522

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/22

1. Current assets .... $110,607   [3000]

2. Total liabilities .... $ 175,296 [3030]

3. Deductions from total liabilities
    A. Liabilities subject to satisfactory
       Subordinated agreements
       (page 3, line 19.A)............................ 125,000 [3040]
    B. Deferred Income
                                 21,008 [3050]

    C.   [3060]

    D. Long term debt pursuant to
       Regulation 1.17(c)(4)(vi)....................   [3070]
    E. Total deductions............................... 146,008 [3080]
    F. Adjusted liabilities............................. $ (29,288) [3090]

4. Net capital (subtract line 3.F. from line 1)................................ $81,319 [3100]

    Charges Against Net Capital (see regulation 1.17(c)(5))

5. Charges against inventories held, fixed price commitments, and advances
       against cash commodity contracts (see regulation 1.17(c)(5)(i) and (ii)
       for specific charge. If charge is applicable, attach statement
       Showing calculation of charge)...   [3155]

6. Charges as specified in section 240.15c3-1(c)92)(vi) and (vii)
       against securities owned by firm:

	FAIR VALUE		CHARGE	
A. U.S. and Canadian government obligations		[3160]		[3170]
B. State and Municipal government obligations		[3180]		[3190]
C. Certificates of deposit, commercial paper... and bankers' acceptances....................		[3200]		[3210]
D. Corporate obligations............................		[3220]		[3230]
E. Stocks and warrants...........................		[3240]		[3250]
F. Other securities (money market)..............		[3260]		[3270]
G. Total charges (add lines 6.A. - 6.F)				[3280]

7. Charges as specified in section 240.15c3-1(c)(2)(iv)(F)
    A. Against securities purchased under agreements to resell.................................   [3290]
    B. Against securities sold under agreements to repurchase.................................   [3300]

8. Charges on securities options as specified in section 240.15c3-1. Appendix A...............................   [3310]

Current Assets:

Cash	$	180
Receivable from broker-dealers		100,000
Commissions receivable		10,427
	$	110,607

NAME OF PARTNERSHIP	EMPLOYER ID NO:	NFA ID NO:
PTI SECURITIES & FUTURES L.P. AND SUBSIDIARY	**36-3797795**	**0244522**

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/22, Continued

9.	Charges against open commodity in the IB's account A. Uncovered exchange-traded futures and granted options contracts - percentage of margin requirements applicable to such contracts		[3350]
	B. Ten percent (10%) of the fair value of commodities which underlie commodity options not traded on a contract market carried long by the applicant or registrant which has value and such value increased adjusted net capital (this charge is limited to the value attributed to such options)		[3380]
	C. Commodity options which are traded on contract markets and carried long in proprietary accounts. Charge is the same as would be applied if applicant or registrant was the grantor of the options (this charge is limited to the value attributed to such options)		[3390]
10.	Five percent (5%) of all unsecured receivables from unregistered futures commission merchants or securities brokers or dealers		[3410]
11.	Deficiency in collateral for secured demand notes		[3420]
12.	Adjustment to eliminate benefits of consolidation (explain in separate page)		[3430]
13.	Total charges (add lines 5 through 12)	$ -	[3440]
	Net Capital Computation		
14.	Adjusted net capital (subtract line 13 from line 4)	$ 81,319	[3500]
15.	Net capital required	45,000	[3600]
16.	Excess net capital (subtract line 15 from line 14)	$ 36,319	[3610]

Note: **There are no material differences between the audited computation of net capital and the Partnership's unaudited FOCUS report as filed.**



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of PTI Securities & Futures L.P. and Subsidiary

We have reviewed management's statements, included in the accompanying "The Exemption Report", in which (1) PTI Securities & Futures L.P. and Subsidiary (the Partnership) claimed an exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii); and (2) The Partnership met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2022, without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2023

The Exemption Report

PTI Securities & Futures L.P. and Subsidiary (the Partnership) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers'). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

1. The Partnership claimed an exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii).
2. The Partnership met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2022, without exception.

PTI Securities & Futures L.P. and Subsidiary

I, Daniel J. Haugh, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



Daniel J. Haugh
President

2/24/2023

Date



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To Management and the Partners
of PTI Securities & Futures L.P. and Subsidiary,

In planning and performing our audit of the financial statements of PTI Securities & Futures L.P. and Subsidiary (the "Partnership"), as of and for the year ended December 31, 2022, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) (PCAOB), our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Partnership is an introducing broker (as defined by CFTC Regulation 1.3(mm)), we did not review the practices and procedures followed by the Partnership in making the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safe-guarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations during our audit, we did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2022, to meet the CFTC's objectives.

This report is intended solely for the information and use of management and the partners, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2023